GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
              TELEPHONE: (212) 371-8008   TELEFAX: (212) 688-7273
                            http://www.golawintl.com

                                                                   June 15, 2006

      By Federal Express
      Mr. Mark Webb
      Legal Branch Chief
      Division of Corporate Finance
      U.S. Securities and Exchange Commission
      100 F St NE
      Washington, DC 20549-4561

Dear Mr. Webb:

      Re:   Parallel Technologies, Inc. (now Fushi International, Inc.)
            Form SB-2
            File No. 333-131052
            Filed January 13, 2006

      Reference is made to your comment letters, dated February 10, 2006 and April 28, 2006 to our client , Parallel Technologies, Inc. (now known as Fushi International, Inc., the "Company"), relating to the subject registration statement on Form SB-2 (the "Comment Letters"). Set forth below are the comments contained in your latest Comment Letter followed by our responses thereto:

Recent Developments, page 3

1. We note your response to our comment 5 of our letter to you dated February 10, 2006. Please revise this section as follows:

      - as we requested, revise your discussion, in paragraph number 4 on page 4, of your purchase of substantially all the assets of Dalian Fushi as follows:

            o disclose the consideration that you paid (in U.S. dollars) to Dalian Fushi;

            o     explain how you determined the purchase price;

            o     disclose whether an appraisal was conducted; and

            o disclose the percentage of your stock beneficially owned at the time by Dalian Fushi; and

      - as we requested, provide more detail, in paragraph number 5 on page 5, regarding the sale of series B convertible preferred stock, stock warrants and rights to purchase additional common stock including the following:

            o     the price per unit;

            o     the exercise price of the warrant;

            o the nature of the "rights to additional issuances of common stock; and

            o the agreement to with Chinamerica regarding selection of directors and officers.

Answer: Please refer to the attached revision Form SB-2 for the revisions made in response to your comment.

Business, page 29

2. Please revise your discussion of your formation as "blank check entity" to disclose your history as a public company including but not limited to the following information:

      - the SEC order issued against you in 2004 suspending trading in your stock because of your failure to file quarterly and annual reports including your failure to file annual reports from 1994 through 2003;

      - the SEC order issued against you in 2004 revoking your registration based upon your continued failure to file quarterly and annual reports in violation of the U.S. District Court injunction; and

      -     when you re-registered with the SEC.

Answer: Please refer to the attached revision Form SB-2 for the revisions made in response to your comment.

Management, page 65

3. Please revise the third paragraph to describe your agreement with Chinamerica and certain investors regarding selection of directors and officers including the term of this agreement and any provision for termination of this requirement. Explain who Chinamerica is and the aggregate percentage of outstanding shares in your company held by its clients.

Answer: Please refer to the attached revision Form SB-2 for the revisions made in response to your comment.

Certain Relationships and Related Transactions, page 68

4. Please provide the disclosure required by Item 404 regarding the following transactions:

      - your consulting agreement with Mr. Little, your former director, president and majority shareholder;

      - your Share Exchange Agreement with Mr. Fu, Dalian Fushi and Kuhns Brothers; and

      -     your Restructuring Agreements with Mr. Fu and Dalian Fushi.

Answer: Please refer to the attached revision Form SB-2 for the revisions made in response to your comment.

Selling Shareholders, page 70

5. Please confirm to the staff that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Answer: We confirm that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Exhibit 5.1

6. Either delete the sentence about your not having an obligation to update, or refile the opinion immediately before effectiveness.

Answer: The sentence has been deleted.

7. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Answer: The relevant portions have been so revised.

Private Placement Offering of Series B Preferred Stock, page 69

8. We note on December 28, 2005 you issued series B convertible preferred stock and warrants in a private placement offering. Please tell us how you considered guidance in EITF 00-19 in valuing and accounting for the issuance of the warrants.

Answer:

We have considered the guidance of EITF 00-19 in assessing the issuance of convertible preferred stock and warrants and have determined that the warrants issued by the Company do not qualify for derivative accounting as they are equity warrants rather than derivative warrants. We consider that the equity warrants issued are conventional warrants and using the guidance of EITF 05-2 where embedded conversion rights generally are not split out for accounting purposes since the equity warrants are convertible into a fixed number of shares and the Company has sufficient authorized shares to satisfy the conversion of all the warrants as of December 31, 2005.

Note 1 - Summary of Significant Accounting Policies and Organization, page F-7

9. We note your response to comment 21 of our letter dated February 10, 2006. Please revise your revenue recognition policy in the current Form SB - 2 and in future filings as stated in your response.

Answer: Please refer to the attached revision Form SB-2 for the revisions made in response to your comment.

      We enclose herewith a copy of the amendment no.1 to the SB-2 for your reference. In accordance with your request, on behalf of the Company we represent as follows:

      o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in providing staff comments on the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

      o the Company acknowledges that, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.


                                        Very truly yours

                                        Guzov Ofsink LLC


                                        By: /s/ Darren Ofsink
                                           -------------------------------
                                               Darren Ofsink